UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

TriQuint Semiconductor, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89674K103
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 24, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,984,042*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,984,042*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,984,042*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON CO

* Includes 395,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,466,789*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,466,789*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,789*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 96,600 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 878,014*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 878,014*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,014*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 878,014*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 878,014*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,014*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 878,014*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 878,014*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,014*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

* Includes 58,000 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS ALPHA LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,005*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,005*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD LEADERS FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,005*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,005*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,005*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,005*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE A GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,850,005*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,850,005*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,005*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

* Includes 223,300 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,484,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,484,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,484,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,484,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON OO

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,484,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,484,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,484,500*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,484,500*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON PN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,484,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,484,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,484,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,484,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,484,500*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,484,500*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,484,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IN

* Includes 924,500 Shares underlying call options.

CUSIP NO. 89674K103

1	NAME OF REPORTING PERSON JEFFREY S. MCCREARY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0-
	8	SHARED VOTING POWER - 0-
	9	SOLE DISPOSITIVE POWER - 0-
	10	SHARED DISPOSITIVE POWER - 0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89674K103

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Starboard Leaders Alpha LLC, a Delaware limited liability company (“Alpha LLC”), with respect to the Shares directly and beneficially owned by it;

(v)	Starboard Leaders Fund LP (“Leaders Fund”), as a member of Alpha LLC;

(vi)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and Leaders Fund and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;

(vii)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(viii)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(ix)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(x)	Starboard Value A LP (“Starboard A LP”), as the general partner of Leaders Fund and the managing member of Alpha LLC;

(xi)	Starboard Value A GP LLC (“Starboard A GP”), as the general partner of Starboard A LP;

(xii)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;

CUSIP NO. 89674K103

(xiii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP;

(xiv)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xv)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xvi)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xvii)	Jeffrey S. McCreary.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Mr. McCreary is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

(b)           The address of the principal office of each of Starboard S LLC, Starboard C LP, Alpha LLC, Leaders Fund, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, Starboard A LP, Starboard A GP, Starboard R LP, Starboard R GP and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.   The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  The principal business address of Mr. McCreary is 3420 Central Expressway, Zionsville, Indiana 46077.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard S LLC, Starboard C LP and Alpha LLC have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  The principal business of Leaders Fund is serving as a private investment partnership. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC, Leaders Fund and the Starboard Value LP Account and the manager of Starboard S LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Starboard A LP serves as the general partner of Leaders Fund and the managing member of Alpha LLC.  Starboard A GP serves as the general partner of Starboard A LP.  Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP. Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. McCreary is an independent management consultant.

CUSIP NO. 89674K103

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Smith, Mitchell, Feld and McCreary are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 5,589,042 Shares beneficially owned by Starboard V&O Fund is approximately $29,924,057, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 395,000 Shares owned beneficially by Starboard V&O Fund is approximately $189,796, excluding brokerage commissions. The aggregate purchase price of the 1,370,189 Shares beneficially owned by Starboard S LLC is approximately $7,924,729, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 96,600 Shares owned beneficially by Starboard S LLC is approximately $46,406, excluding brokerage commissions. The aggregate purchase price of the 820,014 Shares beneficially owned by Starboard C LP is approximately $4,427,142, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 58,000 Shares owned beneficially by Starboard C LP is approximately $27,831, excluding brokerage commissions. The aggregate purchase price of the 1,626,705 Shares beneficially owned by Alpha LLC is approximately $10,098,258, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 223,300 Shares owned beneficially by Alpha LLC is approximately $107,270, excluding brokerage commissions.  The aggregate purchase price of the 2,154,050 Shares held in the Starboard Value LP Account is approximately $12,087,515, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 151,600 Shares held in the Starboard Value LP Account is approximately $72,827, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 156,518,028 Shares outstanding, as of August 5, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 7, 2013.

CUSIP NO. 89674K103

A.	Starboard V&O Fund

(a)	As of the close of business on October 25, 2013, Starboard V&O Fund beneficially owned 5,984,042 Shares, including 395,000 Shares underlying call options.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 5,984,042
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,984,042
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard S LLC

(a)	As of the close of business on October 25, 2013, Starboard S LLC beneficially owned 1,466,789 Shares, including 96,600 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,466,789
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,466,789
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on October 25, 2013, Starboard C LP beneficially owned 878,014 Shares, including 58,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 878,014
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 878,014
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 878,014 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 878,014
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 878,014
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 878,014 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 878,014
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 878,014
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Alpha LLC

(a)	As of the close of business on October 25, 2013, Alpha LLC beneficially owned 1,850,005 Shares, including 223,300 Shares underlying call options.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,850,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,005
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

G.	Leaders Fund

(a)	Leaders Fund, as a member of Alpha LLC, may be deemed the beneficial owner of the 1,850,005 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,850,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,005
4. Shared power to dispose or direct the disposition: 0

(c)
Leaders Fund has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Starboard A LP

(a)	Starboard A LP, as the general partner of Leaders Fund and the managing member of Alpha LLC, may be deemed the beneficial owner of the 1,850,005 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,850,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,005
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Starboard A GP

(a)	Starboard A GP, as the general partner of Starboard A LP, may be deemed the beneficial owner of the 1,850,005 shares owned by Alpha LLC.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,850,005
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,850,005
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard A GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

J.	Starboard Value LP

(a)
As of the close of business on October 25, 2013, 2,305,650 Shares were held in the Starboard Value LP Account, including 151,600 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Alpha LLC and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 5,984,042 Shares owned by Starboard V&O Fund, (ii) 1,466,789 Shares owned by Starboard S LLC, (iii) 878,014 Shares owned by Starboard C LP, (iv) 1,850,005 Shares owned by Alpha LLC and (v) 2,305,650 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 12,484,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,484,500
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 5,984,042 Shares owned by Starboard V&O Fund, (ii) 1,466,789 Shares owned by Starboard S LLC, (iii) 878,014 Shares owned by Starboard C LP, (iv) 1,850,005 Shares owned by Alpha LLC and (v) 2,305,650 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 12,484,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,484,500
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 5,984,042 Shares owned by Starboard V&O Fund, (ii) 1,466,789 Shares owned by Starboard S LLC, (iii) 878,014 Shares owned by Starboard C LP, (iv) 1,850,005 Shares owned by Alpha LLC and (v) 2,305,650 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 12,484,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,484,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 89674K103

M.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 5,984,042 Shares owned by Starboard V&O Fund, (ii) 1,466,789 Shares owned by Starboard S LLC, (iii) 878,014 Shares owned by Starboard C LP, (iv) 1,850,005 Shares owned by Alpha LLC and (v) 2,305,650 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 12,484,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,484,500
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

N.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 5,984,042 Shares owned by Starboard V&O Fund, (ii) 1,466,789 Shares owned by Starboard S LLC, (iii) 878,014 Shares owned by Starboard C LP, (iv) 1,850,005 Shares owned by Alpha LLC and (v) 2,305,650 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 12,484,500
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,484,500

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP and Alpha LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

O.	Mr. McCreary

(a)	As of the close of business on October 25, 2013, Mr. McCreary did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. McCreary has not entered into any transactions in the Shares during the past sixty days.

CUSIP NO. 89674K103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 28, 2013, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Starboard V&O Fund has purchased in the open market from counterparties the right to call up to: (i) 85,500 Shares at a price of $8 per Share, if such right is exercised prior to or on November 16, 2013; and (ii) 309,500 Shares at a price of $9 per Share, if such right is exercised prior to or on November 16, 2013.

Starboard S LLC has purchased in the open market from counterparties the right to call up to: (i) 20,900 Shares at a price of $8 per Share, if such right is exercised prior to or on November 16, 2013; and (ii) 75,700 Shares at a price of $9 per Share, if such right is exercised prior to or on November 16, 2013.

Starboard C LP has purchased in the open market from counterparties the right to call up to: (i) 12,500 Shares at a price of $8 per Share, if such right is exercised prior to or on November 16, 2013; and (ii) 45,500 Shares at a price of $9 per Share, if such right is exercised prior to or on November 16, 2013.

Alpha LLC has purchased in the open market from counterparties the right to call up to: (i) 48,300 Shares at a price of $8 per Share, if such right is exercised prior to or on November 16, 2013; and (ii) 175,000 Shares at a price of $9 per Share, if such right is exercised prior to or on November 16, 2013.

Starboard Value LP through the Starboard Value LP Account has purchased in the open market from counterparties the right to call up to: (i) 32,800 Shares at a price of $8 per Share, if such right is exercised prior to or on November 16, 2013; and (ii) 118,800 Shares at a price of $9 per Share, if such right is exercised prior to or on November 16, 2013.

CUSIP NO. 89674K103

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Leaders Alpha LLC, Starboard Leaders Fund LP, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP, Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, and Peter A. Feld, dated October 28, 2013.

CUSIP NO. 89674K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD LEADERS ALPHA LLC
By: Starboard Value A LP,
      its managing manager

STARBOARD LEADERS FUND LP
By: Starboard Value A LP
       its general partner

STARBOARD VALUE A LP
By: Starboard Value A GP LLC,
      its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE A GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

/s/ Jeffrey S. McCreary
JEFFREY S. MCCREARY

CUSIP NO. 89674K103

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	(25,877)	8.0024	09/09/2013
Common Stock	(25,877)	7.9572	09/10/2013
Common Stock	(51,754)	8.1822	09/10/2013
Common Stock	(25,877)	8.2595	09/23/2013
Common Stock	160,995	8.2538	10/02/2013
Common Stock	132,416	8.3004	10/02/2013
Common Stock	34,172	8.4583	10/03/2013
Common Stock	167,909	8.4696	10/03/2013
November 2013 Call Option ($9 Strike Price)	16	0.3000	10/03/2013
November 2013 Call Option ($9 Strike Price)	727	0.3926	10/04/2013
November 2013 Call Option ($9 Strike Price)	260	0.3500	10/07/2013
Common Stock	21,357	8.3105	10/08/2013
November 2013 Call Option ($9 Strike Price)	86	0.3376	10/08/2013
Common Stock	21,357	8.2364	10/09/2013
Common Stock	23,368	8.3188	10/17/2013
Common Stock	8,497	8.3840	10/17/2013
November 2013 Call Option ($9 Strike Price)	192	0.3000	10/17/2013
November 2013 Call Option ($9 Strike Price)	641	0.3417	10/18/2013
November 2013 Call Option ($8 Strike Price)	214	0.8000	10/18/2013
November 2013 Call Option ($9 Strike Price)	427	0.4500	10/21/2013
November 2013 Call Option ($8 Strike Price)	214	0.9500	10/21/2013
November 2013 Call Option ($9 Strike Price)	214	0.5500	10/22/2013
November 2013 Call Option ($9 Strike Price)	532	0.3500	10/23/2013
November 2013 Call Option ($8 Strike Price)	427	0.7975	10/23/2013
Common Stock	336,532	6.9723	10/24/2013
Common Stock	299,004	6.9086	10/24/2013
Common Stock	85,430	7.1349	10/25/2013
Common Stock	18,000	7.1806	10/25/2013

CUSIP NO. 89674K103

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	(5,717)	8.0024	09/09/2013
Common Stock	(5,717)	7.9572	09/10/2013
Common Stock	(11,434)	8.1822	09/10/2013
Common Stock	(5,717)	8.2595	09/23/2013
Common Stock	39,462	8.2538	10/02/2013
Common Stock	32,457	8.3004	10/02/2013
Common Stock	8,376	8.4583	10/03/2013
Common Stock	41,157	8.4696	10/03/2013
November 2013 Call Option ($9 Strike Price)	4	0.3000	10/03/2013
November 2013 Call Option ($9 Strike Price)	178	0.3926	10/04/2013
November 2013 Call Option ($9 Strike Price)	63	0.3500	10/07/2013
Common Stock	5,235	8.3105	10/08/2013
November 2013 Call Option ($9 Strike Price)	21	0.3376	10/08/2013
Common Stock	5,235	8.2364	10/09/2013
Common Stock	81,788	8.3188	10/17/2013
Common Stock	29,741	8.3840	10/17/2013
November 2013 Call Option ($9 Strike Price)	47	0.3000	10/17/2013
November 2013 Call Option ($9 Strike Price)	157	0.3417	10/18/2013
November 2013 Call Option ($8 Strike Price)	52	0.8000	10/18/2013
November 2013 Call Option ($9 Strike Price)	105	0.4500	10/21/2013
November 2013 Call Option ($8 Strike Price)	52	0.9500	10/21/2013
November 2013 Call Option ($9 Strike Price)	52	0.5500	10/22/2013
November 2013 Call Option ($9 Strike Price)	130	0.3500	10/23/2013
November 2013 Call Option ($8 Strike Price)	105	0.7975	10/23/2013
Common Stock	82,489	6.9723	10/24/2013
Common Stock	73,290	6.9086	10/24/2013
Common Stock	20,940	7.1349	10/25/2013
Common Stock	4,412	7.1806	10/25/2013

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	(3,723)	8.0024	09/09/2013
Common Stock	(3,723)	7.9572	09/10/2013
Common Stock	(7,446)	8.1822	09/10/2013
Common Stock	(3,723)	8.2595	09/23/2013
Common Stock	23,735	8.2538	10/02/2013
Common Stock	19,521	8.3004	10/02/2013

CUSIP NO. 89674K103

Common Stock	5,038	8.4583	10/03/2013
Common Stock	24,754	8.4696	10/03/2013
November 2013 Call Option ($9 Strike Price)	3	0.3000	10/03/2013
November 2013 Call Option ($9 Strike Price)	107	0.3926	10/04/2013
November 2013 Call Option ($9 Strike Price)	38	0.3500	10/07/2013
Common Stock	3,149	8.3105	10/08/2013
November 2013 Call Option ($9 Strike Price)	13	0.3376	10/08/2013
Common Stock	3,149	8.2364	10/09/2013
Common Stock	11,684	8.3188	10/17/2013
Common Stock	4,249	8.3840	10/17/2013
November 2013 Call Option ($9 Strike Price)	28	0.3000	10/17/2013
November 2013 Call Option ($9 Strike Price)	94	0.3417	10/18/2013
November 2013 Call Option ($8 Strike Price)	31	0.8000	10/18/2013
November 2013 Call Option ($9 Strike Price)	63	0.4500	10/21/2013
November 2013 Call Option ($8 Strike Price)	31	0.9500	10/21/2013
November 2013 Call Option ($9 Strike Price)	31	0.5500	10/22/2013
November 2013 Call Option ($9 Strike Price)	78	0.3500	10/23/2013
November 2013 Call Option ($8 Strike Price)	63	0.7975	10/23/2013
Common Stock	49,613	6.9723	10/24/2013
Common Stock	44,080	6.9086	10/24/2013
Common Stock	12,594	7.1349	10/25/2013
Common Stock	2,654	7.1806	10/25/2013

STARBOARD LEADERS ALPHA LLC

Common Stock	(5,035)	8.0024	09/09/2013
Common Stock	(5,035)	7.9572	09/10/2013
Common Stock	(10,070)	8.1822	09/10/2013
Common Stock	(5,035)	8.2595	09/23/2013
Common Stock	90,948	8.2538	10/02/2013
Common Stock	74,803	8.3004	10/02/2013
Common Stock	19,304	8.4583	10/03/2013
Common Stock	94,853	8.4696	10/03/2013
November 2013 Call Option ($9 Strike Price)	10	0.3000	10/03/2013
November 2013 Call Option ($9 Strike Price)	411	0.3926	10/04/2013
November 2013 Call Option ($9 Strike Price)	146	0.3500	10/07/2013

CUSIP NO. 89674K103

Common Stock	12,065	8.3105	10/08/2013
November 2013 Call Option ($9 Strike Price)	49	0.3376	10/08/2013
Common Stock	12,065	8.2364	10/09/2013
Common Stock	53,086	8.3188	10/17/2013
Common Stock	19,304	8.3840	10/17/2013
November 2013 Call Option ($9 Strike Price)	109	0.3000	10/17/2013
November 2013 Call Option ($9 Strike Price)	362	0.3417	10/18/2013
November 2013 Call Option ($8 Strike Price)	121	0.8000	10/18/2013
November 2013 Call Option ($9 Strike Price)	241	0.4500	10/21/2013
November 2013 Call Option ($8 Strike Price)	121	0.9500	10/21/2013
November 2013 Call Option ($9 Strike Price)	121	0.5500	10/22/2013
November 2013 Call Option ($9 Strike Price)	301	0.3500	10/23/2013
November 2013 Call Option ($8 Strike Price)	241	0.7975	10/23/2013
Common Stock	190,111	6.9723	10/24/2013
Common Stock	168,911	6.9086	10/24/2013
Common Stock	48,260	7.1349	10/25/2013
Common Stock	10,169	7.1806	10/25/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	(9,648)	8.0024	09/09/2013
Common Stock	(9,648)	7.9572	09/10/2013
Common Stock	(19,296)	8.1822	09/10/2013
Common Stock	(9,648)	8.2595	09/23/2013
Common Stock	61,767	8.2538	10/02/2013
Common Stock	50,803	8.3004	10/02/2013
Common Stock	13,110	8.4583	10/03/2013
Common Stock	64,420	8.4696	10/03/2013
November 2013 Call Option ($9 Strike Price)	7	0.3000	10/03/2013
November 2013 Call Option ($9 Strike Price)	279	0.3926	10/04/2013
November 2013 Call Option ($9 Strike Price)	99	0.3500	10/07/2013
Common Stock	8,194	8.3105	10/08/2013
November 2013 Call Option ($9 Strike Price)	33	0.3376	10/08/2013
Common Stock	8,194	8.2364	10/09/2013
Common Stock	50,074	8.3188	10/17/2013
Common Stock	18,209	8.3840	10/17/2013
November 2013 Call Option ($9 Strike Price)	74	0.3000	10/17/2013

CUSIP NO. 89674K103

November 2013 Call Option ($9 Strike Price)	246	0.3417	10/18/2013
November 2013 Call Option ($8 Strike Price)	82	0.8000	10/18/2013
November 2013 Call Option ($9 Strike Price)	164	0.4500	10/21/2013
November 2013 Call Option ($8 Strike Price)	82	0.9500	10/21/2013
November 2013 Call Option ($9 Strike Price)	82	0.5500	10/22/2013
November 2013 Call Option ($9 Strike Price)	204	0.3500	10/23/2013
November 2013 Call Option ($8 Strike Price)	164	0.7975	10/23/2013
Common Stock	129,114	6.9723	10/24/2013
Common Stock	114,715	6.9086	10/24/2013
Common Stock	32,776	7.1349	10/25/2013
Common Stock	6,906	7.1806	10/25/2013